Exhibit 99.3

Sinovac to Host Conference Call to Report Third Quarter 2013 Unaudited Financial Results

EIJING, Nov. 4, 2013 /PRNewswire/ — Sinovac Biotech Ltd. (SVA), a leading provider of biopharmaceutical products in China, today announced that it will release its unaudited financial results for the third quarter ended September 30, 2013, after market closes on Tuesday, November 12, 2013 EST.  The Company will host a conference call prior to the market opening on Wednesday, November 13, 2013, at 8:00 a.m. EST (November 13, 2013 at 9:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments.

To access the conference call, please dial 1-877-407-0784 (USA) or 1-201-689-8560 (International).  A replay of the call will be available from 11 a.m. EST on November 13, 2013, to November 27, 2013, at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13572718.

A live audio webcast of the call will also be available from the investors section on the corporate web site at www.sinovac.com.  A webcast replay can be accessed on the corporate website beginning November 13, 2013, and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease) and filed the new drug application with China Food & Drug Administration. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel: +86-10-8279-9659/9696
Fax: +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel: +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:
Aaron Estrada
The Ruth Group
Tel:  +1-646-536-7028
Email:  aestrada@theruthgroup.com